Exhibit 99.11

NEWS CONFERENCE CALL

BAYER PHARMACEUTICALS

PROPOSED ACQUISITION

OF

SCHERING AG

Held on Friday, March 24th, 2006

Transcript of verbatim stenographic notes of

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March 24, 2006

NEWS CONFERENCE

                THE MODERATOR: Ladies and gentlemen, thank you for standing by.  Welcome to the Bayer AG press conference call on 24 March 2006.  Throughout today’s recorded presentation, all the disciplines will be in listen only mode.  After the presentation there will be an opportunity to ask questions.  If anyone has difficulty in hearing the conference, please press the star key followed by zero on your telephone for operator assistance.  I would now like to hand the conference over to Mr Springer.  Please go ahead, sir.

                MR SPRINGER:  This is a telephone news conference.  For those who do not know me yet, I am the Head of Group Communication at Bayer AG.  The subject this morning of course is obvious.  It is about Bayer and Schering.  You have all received a press release, and the CEO will give you more explanations later on, and you can also see this on the screen.

                First of all, I would like to introduce to you the gentlemen who are here this morning on our side and who will be available for the questions. Mr Werner Wenning, who is the Chairman of the Board of Management, and Mr Klaus Kühn, who is the CFO at

Bayer.  Mr Wolfgang Plischke, who is also a member of the Board of Management and who used to be the head of Pharma until recently, and Mr Gunnar Rieman, the new head of our Pharmaceuticals Division.

                The conference takes place in German, but there is English translation.  Questions can be submitted also in English, of course.

                Before we start, I would like to ask you for legal reasons to bear in mind the disclaimer and to read it carefully.

                You will now have 30 seconds to read the disclaimer.

                Ladies and gentlemen, let’s get started then.

                Mr Wenning, the floor is yours.

                MR WENNING:  Well, good morning, ladies and gentlemen.  I would also like to welcome you most cordially to our news conference.  As we announced last evening, we intend to make a public takeover offer to the stockholders of Schering AG.  I would therefore like to briefly summarise the key facts and provide you with a few additional explanations.

                Bayer proposes paying Schering’s stockholders 86 Euros in cash for each Schering share or ADS American Depository Share.  The transaction value, that amounts to 16.3 billion Euros.  This offer represents a 39 per cent premium over the Schering share price prior to the announcement of the hostile bid by Merck, and is more than 12 per cent above this competing offer.

                We are pleased that the Board of Management of Schering AG supports our proposal, and has stated its intention to recommend acceptance of the offer by the company’s stockholders.

                Ladies and gentlemen, first of all the most important point of the proposed transaction.  We believe this merger of Bayer and Schering should be an appropriate convincing and value-creating step, because first it would enable us to achieve our stated aim of substantially strengthening our healthcare business as the primary growth engine for Bayer. Second, it would create a leader in the area of specialty pharmaceutical products, specialty care. Third, we produce a healthcare heavyweight of international standing, moving up to rank among the top 12 in the world.  Fourth, with a significantly higher research budget at Pharma, we are then able to greatly accelerate the growth of our core indications. We expect synergies to the tune of 700 million Euros annually, as of the third year after completion of the transaction.

                Six, Bayer’s earning power will be sustainably improved.  It is our intention to increase the EBITDA margin for our healthcare business from 19 per cent at present to 25 per cent.  This will have a tangible impact on the entire enterprise.  So we are confident we can increase the long-term target return over the Bayer group as a whole.

                Seventh, with a share of almost 50 per cent in our overall portfolio, the healthcare business will be by far the largest Bayer subgroup.

                Eighth, we will expand the contribution of our life sciences business to biogroup sales from 60 per cent at present to around 70 per cent.  That is significantly reducing our dependence on technical economic developments.

                Ladies and gentlemen, with combined annual sales in the HealthCare business of just below 15 billion Euros, the HealthCare portfolio will be greatly expanded and our earning power will be significantly strengthened.  The proposed acquisition is perfectly consistent with our strategy.

                On further growing our HealthCare business, especially in the area of pharmaceutical specialty products, both companies are convinced that this merger is the best solution for creating a HealthCare heavyweight.  It can continue to strengthen its market position, in particular on the basis of its innovative product portfolio and a well-stocked pipeline.

                It is our intention to take a leadership role in the highly profitable pharmaceutical specialty product business, and this transaction will enable us to achieve this goal.  The share of total pharmaceutical sales contributed by specialty products would thus increase from the current level of 25 per cent to around 70 per cent.  Or, put in another way, from almost 1 billion to more than 6 billion Euros.

                We see oncology, cardiology, haematology and gynaecology as our future core indications.  Oncology in particular is expected to become a major growth driver of the pharmaceuticals portfolio.  The merger will unite two oncology businesses that complement each other very well.  We aim also to benefit from the greatly enlarged sales and marketing platform in launching new products from our strong oncology pipeline.

                This will apply particularly to our product Nexavar that was recently introduced to the market in the United States.  This product alone is expected to yield sales potential in excess of 1 billion Euros. We also see cardiovascular risk management as a further engine of future growth.

                Alongside both companies’ established products, we have great expectations of our pipeline.  This applies particularly to our oral factor XA inhibitor for the treatment of thrombosis, which is also assumed to have blockbuster potential.

                A further important pillar of the combined business will be gynaecology, which includes Yasmin, the world’s leading contraceptive.  Just a few days ago Schering received approval in the United States for Yasmin.  An important addition to the world’s most innovative contraceptive portfolio that would greatly boost the blockbuster potential of the Yasmin product family.

                We also see a further platform for growth in the biological products of both companies.  These include not only the top selling Schering drug Interferon, but also two other essential growth drivers that is Schering’s Leukine and Bayer’s top product, Kogenate, which also has blockbuster potential.  Already today these biotech products generate sales of some 2 billion Euros.

                Our merged business will thus hold leadership positions in many areas, including gynaecology, the treatment of multiple sclerosis, haematology, and contrast agents.

                We will also be able to expand our global presence.  Our combined position with Schering will give us leadership positions in future in all key regions of the world.

                Ladies and gentlemen, in addition to the effects of scale, the proposed acquisition will, above all, provide attractive returns in a very interesting area of the HealthCare market.

                A key role will also be played by the future research platform yielded by combining the R&D activities of the two companies.  Individually, Bayer and Schering have both already demonstrated their research expertise and developed outstanding products. We are certainly convinced that the combined pipeline of the two companies holds enough potential to ensure a sustained boost to innovation in the mid to long term.

                The proposed new enterprise would have four projects in registration.  It would have 19 in Phase III, 14 in Phase II, and 17 in Phase I, clinical testing.

                Ladies and gentlemen, we have considerably strengthened the earning power of our Bayer HealthCare subgroup in recent months.  Whereas the market grew by around 7 per cent last year, Bayer could increase its sales in the HealthCare area by 17 per cent.  The increase in underlying EBIT was even 27 per cent.  We aim to build on this solid foundation, and the proposed acquisition of Schering is an ideal opportunity.

                Here I would like to emphasise that the negotiations were characterized by mutual trust and willingness to cooperate between both parties.  I am very confident that this outstanding collaboration will continue throughout the pending integration process.

                Ladies and gentlemen, it cannot be denied that Germany is standing as a pharmaceutical industry base as the world’s pharmacy has declined over the past 20 years.  It is all the more important that we give a clear signal with today’s step.  I am convinced that the move is the best way of reasserting the importance of Germany as a pharmaceutical industry base.

                Bayer and Schering are brands which stand for high levels of acceptance and innovative strength in the HealthCare industry.  We intend to continue benefitting from both names in the future.  Schering and Bayer’s pharmaceuticals business are thus to be an independent division of Bayer HealthCare named Bayer

Schering Pharmaceuticals.

                The new undertaking, with sales of more than 9 billion Euros, would be headquartered in Berlin.  We have proved on a number of occasions in the past that we are capable of smoothly and rapidly implementing integration processes.  It goes without saying that in the acquisition of Schering, we will focus on merging the strength and best features of both companies from the employees through the organisation to infrastructure.

                It is especially important to us that our new colleagues from Schering are quickly made to feel at home under the Bayer roof.  In the coming integration phase, we will place great value on implementing all necessary measures fairly and in a socially responsible manner.  Notwithstanding this, we must remember that the success of the proposed merger will depend largely on realising the available synergies. After all, creating competitive cost structures is crucial to achieving sustained growth.

                In addition to the improved market position, we see a range of potential here, especially in light of the existing duplication of infrastructure.  We expect the merger of our activities to generate synergies of 700 million Euros from the third year after completion of the transaction.

                Let me now turn my attention to funding.  The proposed acquisition is to be financed through liquidity of around 3 billion Euros, and a credit line provided by Credit Suisse and Citygroup.  At a later date it is planned to refinance this credit line through a combination of equity and debt capital, and hybrid capital instruments.  The planned equity capital measures will, depending on the acceptance rate and the composition of the debt financing package, total up to 4 billion Euros.

                We also plan to sell our subsidiaries HC Starck and Wolff Walfsrode, which are currently assigned to the Biomaterials Science Group.

                Ladies and gentlemen, as far as financing is concerned, I would like to make one thing very clear: our refinancing plans combine a balanced mix of equity and debt capital, together with divestments which will maintain a stable balancing structure in the future. Assuming completion of the transaction, we anticipate retaining an investment grade rating and we adhere to the important goal of maintaining a good A rating.

                On account of Schering’s high earning power, despite one-time restructuring charges we anticipate an increase in earnings per share before transaction amortisation by 2008.  After realising available synergies, we aim in 2009 to generate cashflow exceeding our capital costs, thus creating considerable value for our shareholders.

                As you can see, the proposed acquisition of Schering is economically attractive, and consistent with our strategic objective.

                Ladies and gentlemen, we are convinced that the acquisition of Schering will be a very important step towards a successful future, benefitting both companies, their employees and benefitting our stockholders.

                It will give Bayer leadership positions in the pharmaceutical specialties business, allowing us to take a top global role in all areas of the business in future.  In this way, we will achieve a further milestone in implementing our motto of “Bayer - Science for Better Life”.

                Thank you for your attention and I am now available to take your questions and my colleagues are also available to take your questions.

                THE MODERATOR — Mr Springer:  Thank you very much, Mr Wenning. Ladies and gentlemen, before we start with the round of questions, for legal reasons I once again have to ask you, particularly those who have joined us the course of Mr Wenning’s presentation, to please bear in mind the disclaimer and to read it through carefully.

                Right, having said that, we can start with our questions.

                Well, ladies and gentlemen, you can now submit your questions.  If you have a question, please press star, and then 1 on your telephone.  If you would like to withdraw your question, please press star and then the 2 on your telephone.  Your questions will be registered by us and they will be announced in order. If you listen by a loudspeaker, please put the question via your receiver.  So thank you very much. And then the first question.  Please ask your question.  Mrs Angela Collins.  Please give your name and the publishing house you are working for.

                MRS COLLINS:  Good morning, Mr Wenning. Collins, of Hassel & Black  Mr Wenning, could you explain why now, of all points in time, you are thinking about merging with Schering at that price? Why does it make sense?  Since half a year ago, you could have brought Schering at a much lower price.  Is it not a bit of panic that is coming into play here?

                MR WENNING:  Mrs Collins, first of all, I would like to ask you to bear in mind that over the last three years we had a lot of things to do with restructuring our company.  Now we have reached a point where it comes to performance and stability in our organisation, where we have reached a very good level once again, so that we now can turn to the future, and we are highly convinced that the circumstances of this transaction will bear this in mind that this is the right point in time to take that step.

                MRS COLLINS:  May I add another question?

                MR WENNING:  Yes, of course.

                MRS COLLINS:  In 2002, you yourself were looking for a pharmaceuticals partner.  At that point in time, did you have discussions with Schering?

                MR WENNING:  Well, Mrs Collins, I think bearing in mind that I am not going to give you any information on discussions that we had and what time we had them with whom, we now have had talks which last Monday, on 13 March, were started with Schering, and we have concluded them successfully.  That is important for us, and nothing else.

                MRS COLLINS:  Thank you.

                THE MODERATOR:  The next question.  Mr Schüller, please give us your name and the newspaper you are working for, followed by your question.

                MR SCHÜLLER:  Schüller, of Europe on Sunday.

Hello, Mr Wenning.  My question is this.  86 Euros: is that your last offer, given that possibly another bidder might come to the fore?

                The second question is, will there be a loss of jobs and to what extent will there be a loss of jobs?

                MR WENNING:  Mr Schüller, we have submitted an excellent offer.  We have the support by Schering AG mood of management and any further speculation is certainly not convenient.

                The question of job losses and downsizing. Bayer HealthCare and Schering AG together have 50,000 staff worldwide, approximately, and we assume that in the framework of restructuring our business, in the framework of centralising synergies and integrating the business, 6,000 jobs will be reduced over the next few years.

                Synergies, and many of the synergies, and frequently public discussion tends to ignore this, are not related to HR or staff.  Schering is active in more than 100 countries worldwide and certainly with our organisation, we are also present in these countries, so that the combination of both organisations globally will provide us with an enormous synergy potential worldwide. There are synergies by way of using IT structures.  There will be synergies on the basis of utilising common purchasing resources.  So there will be a lot of synergies and in this transaction in particular, in a HealthCare transaction, the focus is that we would like to use the know-how and the expertise of our staff worldwide.  We need to preserve it at the most important research locations in the important marketing structures.  This will have to be preserved.  That is the focus.

                Another focus is a pharmaceutical business which will have to be set up so it can play a leading role in the leading worldwide specialty product business. Certainly we will also have to look at structures. They will have to be made competitive.  This includes certainly realisation of synergies.

                MR Schüller:  Thank you.

                THE MODERATOR:  The next question, by Mrs Becker .  Please give us your name and the newspaper you are working for.

                MRS BECKER:  Annette Becker of Börsen-Zeitung. Good morning.  I have three questions.

                I would like to know whether you already have information about management.  What will be the future board of management, and what will this mean for the supervisory board?  Will it be enlarged or what do you envisage to do?

                Then I would like to know what banks are providing you with consultancy and what law firms are involved from the Bayer side in this transaction.  And then a question about finance.  16.3 billion, you said.  You said 3 billion in equity, liquidity, and the rest will be financed via a loan, but the remainder, 13.3 billion, will have to be found. 4 billion equity, 1.5 billion, hybrid instruments. What about the remaining 7 to 8 billion?  How will you get them?  Because the two hybrids will not be enough to provide you with that funding.

                MR WENNING:  Good morning, Mrs Becker.  First of all, the question about the management and the supervisory board.  Well, after the successful completion of the transaction, we will discuss this with our colleagues from Schering intensively.  We will discuss structures and certainly also the composition, and our clear intention is, irrespective of the origin of the staff, to only choose the very best for the various positions, and it is sad really today to give you any names or to speculate on names.

                The supervisory board, I assume that the Bayer Supervisory Board will continue to consist of 20 people.

                Mr Kühn, over to you.

                MR KÜHN:  Well, Mrs Becker, for the consultancy side, we can say for the M+A transaction we have Credit Suisse, First Boston and Greenhill as consultants, and financing banks are Credit Suisse,  First Boston and Citygroup.  And law firms from our side is Laser Watkins.

                Then in terms of the finance structure, you were right in pointing out that after deduction of the 3 billion in liquidity that we have ourselves, we have another 13 billion that we have to refinance.  Now, 4 billion via equity refinancing will be composed of a mix of equity plus convertible, that is convertible bonds, and then hybrid bonds of 1.5 billion, that would then lead to 5 billion, more or less, and then you have got the proceeds from our sales and if you then include that you have a remainder of 5 billion, 5 to 6 billion, and this will be distributed over credit line financing.

                THE MODERATOR:  The next question?  I would like to remind you, should you have a question, please press star and then 1 on your telephone.  In case you would like to withdraw it, press star and 2 on your telephone.  Thank you.

                The next question, Mr Peter Koernig, please give us your name and the paper you are working for,

followed by your question.

                MR KOERNIG:  Hello Mr Wenning, Peter Koernig is my name of Berning & Fitung.

                Mr Wenning, I have two questions.  First, do you consider for the purpose of finance to sell possibly a line or several lines of Schering?

                Second question, Berlin is to be headquarters of the combined division.  Does this mean that business will be relocated from Leverkusen to Berlin?

                MR WENNING:  Mr Koernig, the portfolio that Schering has, particularly the combined portfolios, will provide us with excellent growth potential for the future, so currently there is no intention for divestment.

                Berlin will be the headquarters of Bayer Schering Pharmaceuticals AG, and that also means that Bayer specific functions will have to be combined from all over the world.

                MR KOERNIG:  Thank you.

                THE MODERATOR:  Next question.  Mr Jenkins. Please give us your name and the paper you are working for, followed by the question.

                MR JENKINS:  Hello, good morning.  Patrick Jenkins, Financial Times.

                I would like to know, of the 700 million in

synergies, how much you expect from growth, and how much do you expect to generate in terms of cost reduction?

                Then the management question.  I would like to know whether there is role by Mr Erlan in all of this, and in terms of Merck or other bidders, are you ready to fight?

                MR WENNING:  Mr Jenkins, the 700 million of cross synergies growth will be added on top.  Any changes for individuals are personal questions, will not be commented on today.  That will be mere speculation.

                The third question on Merck.  We have submitted an attractive offer.  This offer has received support by Schering’s management, and we are firmly convinced that we have a highly attractive pharmaceuticals business which will be generated by way of combining both units, and this business will certainly see a very successful future.  Any other considerations are not relevant for us.

                MR JENKINS:  Thank you very much.  May I put another question on that?  Do you have an estimate of possible growth synergies?

                MR WENNING:  Well, in several areas, of course, when we combine the two businesses, in particular for oncology, we expect very good growth opportunities. Schering already has a business of more than 400 million Euros, and our first oncology product, Nexavar, was approved late last year in the States and now it is in the market in the States.  And of course, the existing oncology platform of Schering will be helpful to us in the market launch of our own products that can be accelerated.  So these are very good opportunities when we combine also our biological products we know that for Kogenate we are working on a liposil preparation which will have major benefits for patients should it be successful, and we can also imagine that this technology could be used for Schering’s product, because with their own thing there are excellent possibilities here in combining the businesses.  Also in R&D.  You know that we have got a well-established consumer care business here by buying Roche.  We have generated an excellent portfolio, particularly vitamins, and here we also see a potential for co-operation and schedulisation of synergies also in the market and in the marketing.

                MR JENKINS:  But you do not have any plans, any estimates?

                MR WENNING:  Well, for the growth potential we cannot provide you with any numbers.  We are firmly convinced that the combined business will grow with the market in the future.

                THE MODERATOR:  The next question will be asked by Mr Peters.  Please give us your name and the newspaper are work for, followed by your question.

                MR PETERS:  Good morning, Edwin Peters, and I have a question.  Did I get it right that you are not planning any divestments and this means that the haematology business of Schering will also be continued under the common roof?

                Secondly, what about Schering-Plough in the United States?  Will you have sea changes there, or will there not be any changes?  And what about the diagnostics business of Schering?  Will this be taken over and will it be integrated into the Bayer’s diagnostics business, and if this is the case, will this new diagnostics business be also under this new company?

                MR WENNING:  Thank you very much, Mr Peters, for this question.  We are not planning any divestments at present.  The planned combination, the merger of the two companies will not have any influence on our co-operation with Schering-Plough, and the diagnostics business of Schering cannot be compared to our diagnostics business.  Here we are mainly talking about contrast agents.  There are several pharmaceutical products that we will carry.

                MR PETERS:  May I ask another question?  What about your research budget?

                MR WENNING:  In the future we will have a competitive research budget, and we expect research expenditures to be between 15 and 17 per cent of the combined sales.

                THE MODERATOR:  Okay, the next question?  The next question comes from Mr Reimann.  Please give us your name and the newspaper you work for, followed by your question.

                MR REIMANN:  My name is Reimann, Associated Press. Hello, Mr Wenning.  One more question.  You said 6,000 jobs worldwide.  Can you give us some information on how many jobs will be affected in Germany?

                And the second question, I have got the slight impression that there was a change of strategies, a little bit at least, because in the last balance sheet conferences you were mainly focusing on the expansion of your OTC business, but with this you will probably have a change because there is no money left for this after the merger.  Are there any reasons for the change of strategies?

                MR WENNING:  Mr Reimann, concerning the job cuts

I cannot give you any specific figures by function or by regions or by countries today.  We will discuss everything very carefully.  There will be teams which will be consisting of people from both companies, and they will then discuss about the synergies in order to analyse everything in such a way that they can focus on the major step ahead to create growth for both companies.

                MR REIMANN:  Do you exclude any businesses?

                MR WENNING:  I will not give you any information on this today.  It is not possible to give you any information on this today.

                Concerning your second question, OTC, Mr Reimann, you said that you were gaining the impression, but let me say that this is a wrong impression that you are gaining here, because in the last balance sheet conferences and at other occasions, we always pointed out that it is our strategy to first of all strengthen the specialty products business of our pharmaceutical division, and to expand our global position in the OTC business, and at the beginning of this year, already, we carried out two smaller transactions.  We have a product, Trasylol, that we took over from GFK for the cardiovascular area.  Then with Novello we developed a thrombosis product for joint development, and this means that we have a continuous further development of our strategy.

                And Mr Reimann, let me repeat what I already mentioned earlier on.  Nothing is worth more than to be consistent with our earlier statements.  We will, of course, also have useful and value adding transactions in our OTC portfolio and this will not fail because of the financing of this merger.

                THE MODERATOR:  May I ask for the next question? The next question will be asked by Jean Phillippe Lacour.  Please give us your name and the newspaper you work for, followed by your question.

                MR LACOUR:  Good morning, Mr Wenning.  I come from La Tribune in Berlin.  This is a French newspaper of course.

                In the news release last night, they did not say whether you informed your Supervisory Board members about this offer, because it is a firm offer and this means the Supervisory Board should be informed about it.

                And I also wanted to ask whether Mr Ackerman from Deutsche Bank will continue to be in the Bayer supervisory board, because they have been giving advice to Merck so far.

                MR WENNING:  Mr Lacour, yesterday in the late

afternoon we had a Supervisory Board meeting and the Supervisory Board approved of our suggestion. Mr Ackerman was unable to attend yesterday’s meeting; he was not able to attend the Supervisory Board meeting, because of another very important appointment he already had at this time.  And there is nothing more to say on this.

                MR LACOUR:  Okay.  He had another important appointment, but you do not have any further information on his attending Supervisory Board meetings.

                MR WENNING:  Mr Ackerman is a member of our Supervisory Board, full stop.

                MR LACOUR:  And what about the CFO of Allianz, Mr Leitner?

                MR WENNING:  Mr Lacour, we will not give you any further information.  We are very convinced of this deal, and I cannot give you information on persons and their personal opinions on this transaction.  It is not possible to give you any information on this.  You can imagine that in this whole process the compliance with corporate governance and rules is and will be very important for all those involved.

                MR LACOUR:  Let me ask another question concerning financing.  I think for Schering you can find about 1 billion of liquid funds.  Will you use this cashflow for the merger, for the takeover?

                MR WENNING:  Well, not for the takeover, because then we do not own Schering yet, but of course it will be helpful to us, and at the end of the day, once we have taken over this company, then we have got more money available and this might perhaps relieve our debt.

                THE MODERATOR:  The next question will come from Mr Kipp.  Please give us your name and the newspaper you come from, followed by your question.  Mr Kipp?

                MR KIPP:  Mr Kipp from Börse Online.  Hello to everybody.

                What is the role of the headquarters in Berlin? What was the role of the decision on the headquarters in Berlin for the Board of Management of Schering to agree?  Was this a condition?

                MR WENNING:  Well, the fact that Bayer Schering AG will be headquartered in Berlin is just based on the business logic.  Schering has a business of about 5 billion, 5.3 billion.  We have business amounting to about 4 billion, and the overall transaction is driven by strategic logics, and this strategic logic also says that the headquarters for the pharmaceutical business will then be in Berlin.

                THE MODERATOR:  May I ask for the next question? The next question comes from Miss Kjaetland.  Please state your name and your publication, followed by your question.

                MISS KJAETLAND:  In terms of the financing, if I broke it down, that means that you expect between 1.5 and 2.5 billion to come from the sale of HC Starck and the other material science business.  Is that correct?

                THE MODERATOR:  I am sorry, we did not get your name.  Could you repeat your name?

                MS KJAETLAND:  I am sorry, Ms Kjaetland, AFX. When you broke down the financing, you said so much will be spent on — will be coming from equity refinancing, and so on.  The remainder is 1.5 to 2.5 billion.  Does that mean that is what you expect to gain from the disposals of the material science units?

                MR WENNING:  I can follow your logic.  I can tell you, main thing that will be at around 6 billion for that, we would rather expect the lower amount that you just mentioned.  You have to take into account that the proceeds from Wolff Walsrode and HC Starck will be at around 1.2 or 1.30 billion Euros, with an EBITDA return of between 15 and 18 per cent.

                MISS CATLIN:  Okay, thanks a lot.

                THE MODERATOR:  The next question, please?  The next question will be asked by Mr Madeleine.  Please give us your name and the newspaper you come from, followed by your question.

                MR MADELEINE:  I am from Les Echo Corp. I have a question.  Did you talk to the employee representatives of Schering, and did you get signals that they are welcoming this deal?  The share price of Schering rose above your offer today; are you afraid that you will have to increase your offer?  And at the beginning of the telephone conference, you said that you are planning to substantially extend the HealthCare business.  Is Schering then the end of the line, or are you planning something else?

                Linked to this question, will this be the final structure of this group or are we now at a situation where Bayer will change, that you will only have two instead of three, for example?

                MR WENNING:  Thank you very much for these questions.  We did not have any contact with the employee representatives of Schering.  As you can imagine, due to the Supervisory Board constellation of Bayer, we did have contact with our employee representatives and they are welcoming this transaction.

                Concerning the share prices, and what is happening with the share prices, of course you can speculate on this.  We submitted a competitive offer in all respects, and we do not have anything to add.

                MR MADELEINE:  And what about the future for pharmaceutical business and for HealthCare?  Will there be a further expansion?  Is this the end of the story?

                MR WENNING:  Well, Mr Madeleine, Bayer is more than 140 years old and the story is never at an end. We will see what will be coming in the future.  We want to continue to expand the HealthCare business of Bayer in the future.

                The question concerning the structure of the group is a question which is not appropriate today. We have our structure and we will remain in the structure.

                THE MODERATOR:  The next question, please?  The next question comes from Mrs Jean Walen.  Please state your name, followed by your question.

                MS WALEN:  Hello, Jean Walen from the Wall Street Journal in London.  A question for Mr Wenning actually about your structure.  I cannot think of any other big and very successful and innovative drug companies that are as diversified as Scherer will be with big businesses and Material science and cross science, and some of those companies would argue that that is because if you are going to invest new drugs, you need to focus solely on that.

                Do you see it as a disadvantage that your Chief Executive will be distracted by very different businesses at the same time that he is trying to run, or at least oversee a drug business?

                MR WENNING:  This is a discussion that we have been having for years.  The first question is, what is a conglomerate?  Our clear answer is that in all the areas where we are active in Bayer material science, Bayer CropScience and Bayer HealthCare, we want to have a leading position concerning the market position and also concerning our performance in these areas.

                This is our strategy, and we will stick to this strategy.

                The combination of the business will give us very strong research and development structures.  We can think of the future growth drivers in oncology. We have to think of factor 10A that we have in development Phase III, together with Johnson & Johnson.  And regarding the expansion of our HealthCare business, we look into the future with a lot of positive thinking.

                Perhaps one more comment: due to our organisation, you might know that three or three and a half years ago we changed the structure of our group and we introduced the holding structure for our group. I think that the separation of the strategic responsibilities, in order to simplify things, we have a separation of the strategic responsibilities for the corporate board and the operational responsibilities in the subgroups, and this change of the structure in Bayer, the change of the organisational structure, had a very positive influence on our development in recent years, and it is of course also a structure and this is something that the integration of Aventis CropScience could prove, the integration of other organisations was simplified.

                Perhaps some more explanation: what does it mean to have a strategic holding?  First of all, of course, it means financing, but aside financing and aside management and leadership in the group, of course one of the main tasks of the holding is the management of the portfolio.  And in recent weeks and in recent quarters, we saw major contributions to the further development of the group.

                THE MODERATOR:  Can I hear the next question,

please?  The next question will come from Mr Hoffman. Please give us your name and the newspaper you come from, followed by your question.

                MR HOFFMAN:  Good morning.  Siegfried Hoffman from Handelsblatt.

                I have two questions concerning the future structure of Bayer Pharma Schering AG.  Mr Wenning, I am not quite clear about one thing.  Will you have a complete merger between Bayer and Schering, or will you have two groups or two companies under the Bayer Schering AG; first of all, the old Bayer and then the old Schering AG?  What are your plans in this respect?

                Then the second question is about the contraceptive business of Schering.  Do you plan to merge this with the Bayer OTC business, because the business is quite similar?

                MR WENNING:  Thank you very much for these questions.  Let me first of all come to the structure. Within the Bayer HealthCare AG, we have several divisions, and one of these divisions will be Bayer Schering Pharmaceuticals business from the point of view of management, and Bayer Schering Pharma business will have legal entities in many countries in all the big healthcare and pharmaceutical markets, and the headquarters of this jointly managed pharmaceuticals business will be the Bayer Schering Pharma AG in Berlin.  And the Bayer Schering Pharma AG will report to Bayer HealthCare.  I hope that I could answer your question.

                MR HOFFMAN:  But then what happens with Schering AG?  Will it be dissolved?

                MR WENNING:  Well, in Berlin we will have a company which will be called Bayer Schering Pharma AG, and the future development of this company will then have to be seen in the future.

                Perhaps I could make one more comment.  We are managing our business not on the basis of legal entities, but we are managing our business in the context of the worldwide responsibilities of the individual divisions.  And the worldwide responsibility for the ethical Pharma business, the 9 billion business, will be located in the new company in Berlin.

                We would make a huge mistake if the highly innovative and ecology business — still have difficulties for this word — is this highly profitable business would be combined with our OTC business, because these are two businesses which are completely separate.

                THE MODERATOR:  The next question by Mr Schenk.

Please give us your name and the newspaper you work for, and then your question.

                MR SCHENK:  My question: the largest shareholders, Allianz, have a share in Bayer of 4.4 per cent and in Schering of 11.4 per cent.  Have you had preliminary discussions with the major shareholder?

                Second question, on the structure once again: are there any intentions for Bayer HealthCare units to be listed to have an IPO and to keep the majority?

                MR WENNING:  Mr Schenk, we did not speak to shareholders, and we have no intention for Bayer HealthCare to be listed, not even in part.

                MR SCHENK:  Thank you.

                THE MODERATOR:  Next question, please?  The next question by Mr Storbeck.  Please give us your name and the paper you work for and your question.

                MR STURBECK:  Werner Sturbeck of FAZ in Düsseldorf.  Hello.  I have another question about refinance, because we have heard a bit of information here but I would like to use the right numbers.  So the open debt portion should be a net debt to the tune of 13 to 14 billion.  What about in the case of combination with Schering?  What is your expectation?  What is the expected net debt, and what is the period of time by which you would like to reduce it to what you see as normal so that you have enough resources for other things?

                The second question:  the orders of magnitude are not striking so there does not seem to be any involvement of the cartel authorities, but you probably have to submit it to Brussels anyway, because of the foreign shares.  Do you see any segments or products for markets falling under this?  There might be a critical point involved.

                And the last question, you have submitted an offer with a condition you want to have 75 per cent acceptance.  Do you have any other conditions attached?

                MR WENNING:  On refinancing, let me repeat this once again.  Currently, if you look at Bayer, we have a net debt of 5 billion currently.  If you then look at the 16 billion and add them, this would be 22 billion total debt, and then you have to reduce it by 4 billion, which is new equity, and then the proceeds from the divestments of Starck and the other company, and this would bring us down to 16 billion. And then of course the operative cash flows will have to be added and they can also have reduced it.  We have calculated this accordingly and we assume that by the year 2009, we will once again have reached a level where we get ratings that justify a rating.  And that is our long-term objective, because we would like to continue in future to have a sound and balanced balance sheet with the necessary flexibility and liquidity.

                Mr Sturbeck, in Brussels and in the United States we will have to list and register.  We do not expect any problems, nor any requirements. The conditions, apart from the 75 per cent limit for acceptance, well, there are no further conditions attached to the deal.

                MR STURBECK:  Thank you.

                THE MODERATOR:  Let me remind you if you have a question, please press star and then 1.  If you would like to withdraw your question, press star and 2 on the telephone.

                Next question.  Mr Roga (?) Janish, please give us your name and the newspaper you work for, followed by your question.

                MR JANISH:  Roga Janish is my name.  I have two questions, Mr Wenning.

                I would like to know, you said 13 March was when you met Schering’s board.  Who actually approached who, or did you meet in the middle somewhere?

                Second question, on job losses, you said you could not tell us where and to what extent and when, but since you said the pharmaceuticals headquarters will be located in Berlin.  What about Wuppertal, then?

                MR WENNING:  The answer to your first question, on the 13 March I called Mr Erlen on the phone.  That was on Monday.  Monday, 13 March.

                As to downsizing, I can only come back to what I said earlier, several times.  We will look into that matter with great care.  It is important to have a fair and understanding process, understandable to everyone involved, in particular in the healthcare business, of course, that is going to be a success factor.  And certainly, in Wuppertal, where we have certain functions located, certain functions will have to be relocated to Berlin, yes.  That is all I can tell you at the present point in time.

                Of course, it is important to look at the research locations.  They are highly sensitive, and let me repeat here what we said earlier.  The core research locations are, to name the German ones, are Wuppertal and Berlin.

                THE MODERATOR:  Next question?  Next question, Annette Becker.  Please give us your name of the paper you work for, followed by your question.

                MRS BECKER:  Annette Becker, once again.  I have a question.

                S&P has set a rating and what negative motives will probably follow if we look at the development of your net debt as you have just explained.  Do you think that the bondholders might not feel a bit cheated because in the past you said very strictly that you wanted to maintain your A rating, and what will it mean for the hybrid bond, which has got a lower rating?  If it is to turn into a non-investment grade, do you not see any problems with the financing?

                Next question, about synergies and one-off costs, the transaction costs.  You were saying on the one hand that earnings per share in 2008 will be higher before transaction costs are to increase. Well, what do these transaction costs, what do they include?  What will be their level?  Are they included in the 1 billion, the one-off costs?

                MR WENNING:  Well, Mrs Becher, that is quite a number of questions.  I do not think our bondholders will feel cheated or feel that their legs have been pulled.  We have always said that we have a long-term strategy for having an A rating, that is our concern, and that is something that we still abide by.

                I said earlier that we already assume that our financial ratios will certainly justify this as of 2009 in particular, when we will have completed integration.  Standard & Poors, of course — I mean, we have a split rating.  S&P give us A rating. Moody’s, if you convert it, would be an A-minus rating.  So it may well be that Standard & Poors in this case will downrate us.  But if you look at the hybrid bond, you will have to bear in mind that at S&Ps the hybrid bond is rated three notches lower, and to Moody’s rated two notches lower.  So this means that if we were to be downrated by one point, then the hybrid bond would still be in the investment grade range.

                Now, when it comes to your question about the transaction cost, we say that by the year 2008 the earnings per share after the integration will already have reached the level and will increase earnings per share before transaction costs or amortisation.  What are the transaction amortisations?  That is based on reporting, on accounting for business combinations, because we pay more than Schering’s equity, so assets will have to be written up in the balance sheet, and this writing up of our assets will have to be amortised over the next three years, so non-cash relevant amortisation, and this will amount to roughly 800 million to 900 million p.a.  however, these are figures that only are reflected in EBIT and not in EBIT DA, and they will not have any impact on cash either.  That is the normal mechanism in takeovers.

                THE MODERATOR:  Right, thank you very much. Is there any further question?  The last question. Mrs Angela Collins, please give us your name and the paper you work for, followed by your question.

                MRS CULLEN:  Angela Collins of Bloomberg once again.  Mr Wenning, would you say that this is the solution for Bayer Pharma, or is it more of an opportunistic thing you are doing?

                MR WENNING:  Mrs Cullen, I would like to come back to your initial question.  This is an excellent solution for our pharmaceutical business to be further strengthened, and this transaction is in full compliance with the strategy that we have had in the past, and as we said, not on everything, but in the so-called specialty product business, the combined business would be number 7 worldwide.  Number 7 worldwide.

                MRS CULLEN:  In healthcare?

                MR WENNING:  No, in the specialty products

business.  In the pharmaceutical specialty products business.  So we hold leading positions in gynaecology, haematology, contrast agents and also in the treatment of multiple sclerosis.  We are strong by way of combining our businesses in biological products, and we also discussed this this morning: we have an excellent position in the important oncology business, and we will be able to expand it in future.

                MR SPRINGER:  Right, ladies and gentlemen. There are no further questions.  We would like to thank you very much for having participated in this conference at rather short notice, and we wish you a pleasant day.  See you.

                Ladies and gentlemen, we would also like to thank you for participating in the press conference of Bayer AG and we wish you a pleasant day.

                [Telephone news conference concluded]